Filed by Energy Transfer Equity, L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: The Williams Companies, Inc.
Commission File No.: 001-04174

DATE: June 22, 2015
FROM: Kelcy Warren, ETE Chairman
TO: All Employees
SUBJECT: ETE Proposal to Acquire The Williams Companies, Inc.

Last evening, The Williams Companies, Inc. (WMB) issued a press release stating that it had rejected an unsolicited proposal to acquire all of the issued and outstanding common stock of WMB in an all-equity transaction.  Subsequent to the press release by WMB, Energy Transfer Equity, L.P. (ETE) issued a press release confirming that it had made a proposal to merge with WMB in a transaction valued at $53.1 billion, including the assumption of debt and other liabilities.

This type of sudden public communication is unusual in a proposed transaction of this magnitude.  ETE had attempted over an almost 6-month period to engage senior management of WMB in a meaningful and constructive dialogue over a proposed combination. Unfortunately, until last night’s press release, WMB had ignored and not provided any meaningful response to ETE’s efforts to engage in dialogue related to a transaction that ETE believes provides a compelling value proposition for WMB’s stockholders.  In light of WMB’s announcement that it is evaluating strategic alternatives with respect to WMB, ETE intends to engage with WMB to the extent WMB conducts a fair and even-handed process.

If the transaction proposed by ETE were completed, WMB would combine with ETE in a newly formed holding company and Williams Partners L.P. (WPZ) would remain a separately traded master limited partnership similar to Energy Transfer Partners, L.P. (ETP), Sunoco Logistics Partners L.P. (SXL) and Sunoco LP (SUN) under the ETE umbrella.  It is expected that WPZ would operate substantially similar to SXL and SUN with certain shared services functions to be provided by ETE and ETP.

It is our belief that a combination of the WMB assets with ETE will create substantial value that would not otherwise be realized, including through the proposed WMB-WPZ merger.  This transformative transaction, in ETE’s opinion, represents a highly compelling and mutually beneficial transaction for ETE’s unitholders as well as the WMB stockholders and the WPZ unitholders.

While the process of entering into any transaction may be just beginning and there can be no assurance that any transaction will be consummated, ETE intends to pursue its proposal.  During this time, I ask that all employees remain focused on their current assignments and responsibilities and continue to execute on our defined objectives.

I wanted to take a minute to communicate this exciting news to all of you and, as always, commit to you that we will communicate additional information as promptly as possible when developments warrant to the extent we are permitted to do so in light of potential confidentiality and securities law restrictions.

Thank you for all of your hard work and continuing efforts to make the Energy Transfer family of partnerships successful.

Filed by Energy Transfer Equity, L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: The Williams Companies, Inc.
Commission File No.: 001-04174

Forward-looking Statements
This communication may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding ETE’s offer to acquire The Williams Companies, Inc. (“WMB”), its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for each of ETE, Energy Transfer Partners, L.P. (“ETP”), Sunoco Logistics Partners L.P. (“SXL”) and Sunoco LP (“SUN”) filed with the U.S. Securities and Exchange Commission (the “SEC”) and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in ETE’s, ETP’s, SXL’s and SUN’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that ETE, ETP, SXL and SUN file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any potential business combination transaction between ETE, Energy Transfer Equity Corp, L.P. (“ETE Corp.”) and WMB including the possibilities that ETE will not pursue a transaction with WMB and that WMB will continue to reject a transaction with ETE and fail to terminate its existing merger agreement with Williams Partners L.P. (“WPZ”); (2) if a transaction between ETE, ETE Corp. and WMB were to occur, the ultimate outcome and results of integrating the operations of ETE and WMB, the ultimate outcome of ETE’s operating strategy applied to WMB and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of ETE, ETE Corp. and WMB, including the combined company’s future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and WMB stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of ETE common units and ETE Corp. common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETE common shares to WMB stockholders; (9) the ability to maintain WMB’ and WPZ’s current credit ratings and (10) the risks and uncertainties detailed by WMB and WPZ with respect to their respective businesses as described in their respective reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. ETE undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

Additional Information
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be

Filed by Energy Transfer Equity, L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: The Williams Companies, Inc.
Commission File No.: 001-04174

unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal which ETE has made for a business combination transaction with WMB. In furtherance of this proposal and subject to future developments, ETE and ETE Corp. (and, if a negotiated transaction is agreed, WMB) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document ETE, ETE Corp. or WMB may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ETE AND WMB ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of WMB. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by ETE through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed by ETE and ETE Corp. with the SEC will be available free of charge on ETE’s website at www.energytransfer.com or by contacting Investor Relations at 214-981-0700.
ETE and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of ETE’s general partner is contained in ETE’s Annual Report on Form 10-K filed with the SEC on March 2, 2015 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ETE using the sources indicated above.

ETE Exchange Offer
This communication is not a substitute for any registration statement, prospectus or other document ETE and ETE Corp. may file with the SEC in connection with any offer to ETE unitholders to exchange their ETE common units for common shares in ETE Corp. In connection with any offer to ETE unitholders to exchange their ETE common units for common shares in ETE Corp., ETE and ETE Corp. may file a registration statement and other documents with the SEC. INVESTORS AND SECURITY HOLDERS OF ETE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER TO EXCHANGE. Investors and security holders may obtain free copies of these documents if any when they become available from ETE using the sources indicated above.